FOR IMMEDIATE RELEASE              Contact -  Guy T. Marcus
July 28, 1994                                 V.P.-Inv. Rel.
                                              (214) 978-2691

     HALLIBURTON COMPANY REPORTS SECOND QUARTER
RESULTS

     DALLAS, Texas -- Halliburton Company today reported a net loss of $19.2 million, or $.17 per share, for the 1994 second quarter. The loss includes $38.1 million, or $.33 per share, of after tax non-recurring costs relating to personnel reductions and two significant engineering and construction job losses.

     The Halliburton Energy Services business segment had revenues of $605.6 million during the 1994 second quarter. The 1994 quarterly revenues were unchanged compared to the 1993 second quarter, after excluding revenues from the company's geophysical business that was sold at the beginning of 1994.

     Halliburton Energy Services experienced an operating loss of $19.8 million during the 1994 second quarter. Results were negatively impacted by personnel reduction expenses totalling $42.6 million which were charged as 1994 second quarter operating costs. Such costs were recognized in order to facilitate reduction of the segment's employment by about 2,000 persons to better match staffing to market demand. Also, the segment's operating income was reduced by $8.2 million compared to the 1993 second quarter because of substantial deferrals of spending by customers in the CIS, Yemen and Nigeria resulting from economic

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and political turmoil in these areas.  However, Halliburton's operating costs continued in the face of the slowdown in order to maintain market position in these promising areas.

     The engineering and construction business segment's revenues were $764.1 million in the 1994 second quarter, a decline of nine percent compared to the year earlier period. However, the segment's backlog of firm orders increased by 13 percent to $3.7 billion during the 1994 second quarter.

     Operating income of the engineering and construction business was $11.4 million for the 1994 second quarter compared to $29.3 million a year earlier. The 1994 second quarter operating income includes combined loss provisions of $16.0 million for a North Sea project and a U.S. power utility project. The 1993 second quarter results reflected a $9.6 million benefit for a foreign subsidiary's improved collection of receivables relating to a project in Libya.

     The insurance business segment's 1994 second quarter operating loss of $100,000 includes the impact of strengthening United Kingdom claim loss reserves by $12.6 million, which was partially offset by an $8.4 million benefit related to a refund from a workers' compensation assigned risk pool.

     Thomas H. Cruikshank, chairman of the board and chief executive officer, said, "I am optimistic that during the second half of 1994 Halliburton will be able to recapture the second quarter costs relating to personnel reductions. Such cost savings, combined with anticipated improvement of demand for the

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company's products and services during the second half should be reflected by a substantial improvement of financial results."

     "I am confident that during the second half of 1994 we will begin to see earnings strengthen because of the significant restructuring and realignment of our business units which has been accomplished. We are implementing plans and programs to improve operating efficiencies, lower costs by outsourcing certain functions, sell non-core business assets, redeploy underutilized assets and reduce working capital requirements. I am pleased with the improvements we see developing, and as we go forward our management team will be able to focus more of its energies on improving Halliburton's market position and less on internal changes."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.
                             # # #

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                              HALLIBURTON COMPANY

                                 Quarter Ended          Six Months Ended
                                    June 30,                June 30,
                              ---------- ---------   ---------- ----------
                                 1994       1993        1994       1993
                              ---------- ---------   ---------- ----------
                               Millions of dollars except per share data
Revenues
  Energy services             $   605.6  $  698.4    $ 1,204.6  $1,388.2
  Engineering and
    construction services         764.1     839.4      1,480.3   1,638.0
  Insurance services               55.7      58.8        116.8     129.9
                              ---------- ---------   ---------- ----------
   Total revenues             $ 1,425.4  $1,596.6    $ 2,801.7  $ 3,156.1
                              ========== =========    =========  =========
========== ==========
Operating income (loss)
  Energy services             $   (19.8) $   34.5    $    13.7  $    73.3
  Engineering and
    construction services          11.4      29.3         25.9       42.0
  Insurance services               (0.1)     (0.7)        (2.2)      (3.2)
  General corporate expenses       (6.4)     (5.6)       (12.1)     (11.8)
                              ---------- ---------   ---------- ----------
   Total operating income (loss)  (14.9)     57.5         25.3      100.3

Interest expense                  (11.0)    (12.6)       (21.0)     (22.2)
Interest income                     3.0       2.9          5.8        6.6
Foreign currency losses            (9.9)     (6.0)       (13.2)     (10.3)
Other nonoperating, net             0.7       0.2          1.2        0.2
                              ---------- ---------   ---------- ----------
Income (loss) before income
  taxes and minority interest     (32.1)     42.0         (1.9)      74.6

Benefit (provision) for
  income taxes                     12.9     (19.6)         0.8      (33.6)
Minority interest                     -       0.5         (0.3)       0.7
                              ---------- ---------   ---------- ----------
Net income (loss)             $   (19.2) $   22.9    $    (1.4) $    41.7
                              ========== =========
========== ==========

Income (loss) per share *     $   (0.17) $   0.20    $   (0.01) $     0.38

Average common and common
  share equivalents outstanding   114.2     114.1        114.2      110.8


* Per share amounts are based upon average number of common and common share equivalents outstanding.